Exhibit 23.4

CONSENT OF WRIGHT & COMPANY, INC.

As independent petroleum consultants, Wright & Company, Inc. hereby consents to the incorporation by reference in this Registration Statement on Form S-3 of Penn Virginia Corporation of information from our reserves report titled “Evaluation of Oil and Gas Reserves, To the Interests of Penn Virginia Corporation, In Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective January 1, 2015, Job 14.1649,” and dated January 9, 2015, which information has been included or incorporated by reference in this Registration Statement on Form S-3 in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering. We hereby consent to the reference to our firm under the heading “Experts” in such Registration Statement.

Wright & Company, Inc.
TX Firm Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President

Brentwood, Tennessee

July 21, 2015